Exhibit 10.1

April 14, 2006

ExpressJet Holdings, Inc.
XJT Holdings, Inc.
ExpressJet Airlines, Inc.
Attn.: Frederick S. Cromer
Chief Financial Officer
1600 Smith Street, HQSCE
Houston, TX 77002

Fifth Amendment to the Capacity Purchase Agreement

Ladies and Gentlemen:

As you are aware, ExpressJet Holdings, Inc., XJT Holdings, Inc. and ExpressJet Airlines, Inc. (collectively, "Contractor") and Continental Airlines, Inc. ("Continental"), are each parties to an Amended and Restated Capacity Purchase Agreement dated as of April 17, 2002, as amended by the first, second, third and fourth amendments thereto, dated March 27, 2003, December 9, 2003, September 28, 2004, and March 11, 2005 respectively (as so amended, the "CPA"). This Fifth Amendment to the CPA is dated April 14, 2006 but shall be effective January 1, 2006.

Continental and Contractor each desire to amend the CPA as follows:

1. Pursuant to Section 3.02 of the CPA, Block Hour Rates and the compensation described in paragraphs A(1) and A(2)(c) of Schedule 3 are hereby adjusted as described in the revised Appendices to Schedule 3 attached hereto.

Capitalized terms not defined herein shall be defined as provided in the CPA. Except as specifically amended or modified hereby, the CPA shall remain in effect as written. This Amendment may be signed in counterparts.

If Contractor is in agreement with the above Fifth Amendment to the CPA, please indicate its agreement by having an authorized representative sign below in the space provided and return a signed copy of this Amendment to the undersigned at the address above.

Very truly yours,

CONTINENTAL AIRLINES, INC.

By: __\s\ Mark A. Erwin______________________
Senior Vice President – Asia/Pacific & Corporate Development

Agreed: EXPRESSJET HOLDINGS, INC.
XJT HOLDINGS, INC.
EXPRESSJET AIRLINES, INC.

By: __\s\ Frederick S. Cromer___________
Vice President and Chief Financial Officer

Appendix 1

Appendix 1 Expenses (000's)															
Date	**Column 1**	**Column 2**	**Column 3**	**Column 4**	**Column 5**	**Column 6**	**Column 7**	**Column 8**	**Column 9**	**Column 10**	**Column 11**	**Column 12**	**Column 13**	**Column 14**	**Column 15**
Jan-06															
Feb-06															
Mar-06															
Apr-06															
May-06															
Jun-06															
Jul-06															
Aug-06															
Sep-06															
Oct-06															
Nov-06															
Dec-06															

[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]

Appendix 2

2006 Benchmark Rates					
Date	First Benchmark Factor	First Cancellation Rate	Second Cancellation Rate	Headstart Ontime Benchmark	Baggage Handling Benchmark
Jan-06					
Feb-06					
Mar-06					
Apr-06					
May-06					
Jun-06					
Jul-06					
Aug-06					
Sep-06					
Oct-06					
Nov-06					
Dec-06					

[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]

2005 Actual Rates					
Date	First Benchmark Factor	First Cancellation Rate	Second Cancellation Rate	Headstart Ontime Benchmark	Baggage Handling Benchmark
Jan-05					
Feb-05					
Mar-05					
Apr-05					
May-05					
Jun-05					
Jul-05					
Aug-05					
Sep-05					
Oct-05					
Nov-05					
Dec-05					

[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]

2004 Actual Rates					
Date	First Benchmark Factor	First Cancellation Rate	Second Cancellation Rate	Headstart Ontime Benchmark	Baggage Handling Benchmark
Jan-04					
Feb-04					
Mar-04					
Apr-04					
May-04					
Jun-04					
Jul-04					
Aug-04					
Sep-04					
Oct-04					
Nov-04					
Dec-04					

[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]

2003 Actual Rates					
Date	First Benchmark Factor	First Cancellation Rate	Second Cancellation Rate	Headstart Ontime Benchmark	Baggage Handling Benchmark
Jan-03					
Feb-03					
Mar-03					
Apr-03					
May-03					
Jun-03					
Jul-03					
Aug-03					
Sep-03					
Oct-03	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]				
Nov-03					
Dec-03					

2002 Actual Rates					
Date	First Benchmark Factor	First Cancellation Rate	Second Cancellation Rate	Headstart Ontime Benchmark	Baggage Handling Benchmark
Jan-02					
Feb-02					
Mar-02					
Apr-02					
May-02					
Jun-02					
Jul-02					
Aug-02					
Sep-02					
Oct-02	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]				
Nov-02					
Dec-02					

2001 Actual Rates					
Date	First Benchmark Factor	First Cancellation Rate	Second Cancellation Rate	Headstart Ontime Benchmark	Baggage Handling Benchmark
Jan-01					
Feb-01					
Mar-01					
Apr-01					
May-01					
Jun-01					
Jul-01					
Aug-01					
Sep-01					
Oct-01	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]				
Nov-01					
Dec-01					

Appendix 3

Appendix 3 Block Hour Rates		
Date	RJ135	RJ145
Benchmark SL	XXX	XXX
Jan-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Feb-06		
Mar-06		
Apr-06		
May-06		
Jun-06		
Jul-06		
Aug-06		
Sep-06		
Oct-06		
Nov-06		
Dec-06		

Appendix 4

Appendix 4 Block Hour Rates		
Date	RJ135	RJ145
Jan-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Feb-06		
Mar-06		
Apr-06		
May-06		
Jun-06		
Jul-06		
Aug-06		
Sep-06		
Oct-06		
Nov-06		
Dec-06		

Appendix 5

Appendix 5 Block Hour Rates		
Date	RJ135	RJ145
Jan-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Feb-06		
Mar-06		
Apr-06		
May-06		
Jun-06		
Jul-06		
Aug-06		
Sep-06		
Oct-06		
Nov-06		
Dec-06		

GH Variable Block Hour		
Date	RJ135	RJ145
Jan-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Feb-06		
Mar-06		
Apr-06		
May-06		
Jun-06		
Jul-06		
Aug-06		
Sep-06		
Oct-06		
Nov-06		
Dec-06		

Variable Pool Expense Block Hour		
Date	RJ135	RJ145
Jan-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Feb-06		
Mar-06		
Apr-06		
May-06		
Jun-06		
Jul-06		
Aug-06		
Sep-06		
Oct-06		
Nov-06		
Dec-06		

Appendix 6

Appendix 6 Block Hour Rates		
Date	RJ135	RJ145
Jan-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Feb-06		
Mar-06		
Apr-06		
May-06		
Jun-06		
Jul-06		
Aug-06		
Sep-06		
Oct-06		
Nov-06		
Dec-06		

Appendix 7

Appendix 7 Block Hours		
Date	RJ135	RJ145
Row 1	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Row 2		
Row 3		
Appendix 7 Block Hours		

Appendix 8

Date	First Forecast Rates	First Forecast Rate - Component 1	First Forecast Rate - Component 2
Jan-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]		
Feb-06			
Mar-06			
Apr-06			
May-06			
Jun-06			
Jul-06			
Aug-06			
Sep-06			
Oct-06			
Nov-06			
Dec-06			

Appendix 9

Appendix 9 Rates Per Block Hour			
EMB135		EMB145	
Stage Length	Gallons per Blk Hr	Stage Length	Gallons per Blk Hr

[CONFIDENTIAL MATERIAL
OMITTED AND FILED SEPARATELY
WITH THE SECURITIES AND
EXCHANGECOMMISSION
PURSUANT TO A REQUEST
FOR CONFIDENTIAL TREATMENT]

Appendix 10

Appendix 10 Fees		
Date	Invoice Rate	Reconciliation Rate
Jan-06		
Feb-06		
Mar-06		
Apr-06		
May-06		
Jun-06		
Jul-06		
Aug-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Sep-06		
Oct-06		
Nov-06		
Dec-06		

Appendix 11

First Incremental Cost Rates		
Date	RJ135	RJ145
Jan-06		
Feb-06		
Mar-06		
Apr-06		
May-06		
Jun-06		
Jul-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Aug-06		
Sep-06		
Oct-06		
Nov-06		
Dec-06		

Appendix 12

Second Incremental Cost Rates		
Date	**RJ135**	**RJ145**
Jan-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Feb-06		
Mar-06		
Apr-06		
May-06		
Jun-06		
Jul-06		
Aug-06		
Sep-06		
Oct-06		
Nov-06		
Dec-06		

Appendix 13

Appendix 13 Incremental Cost Rates		
Date	**RJ135**	**RJ145**
Jan-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Feb-06		
Mar-06		
Apr-06		
May-06		
Jun-06		
Jul-06		
Aug-06		
Sep-06		
Oct-06		
Nov-06		
Dec-06		

Appendix 14

Appendix 14 Block Hour Rates		
Date	**RJ135**	**RJ145**
Benchmark SL		
Jan-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Feb-06		
Mar-06		
Apr-06		
May-06		
Jun-06		
Jul-06		
Aug-06		
Sep-06		
Oct-06		
Nov-06		
Dec-06		

Appendix 15

Fifth Incremental Cost Rate Allocation	
Expense	**Allocation Methodology**
Aircraft Rent	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]
Maintenance Overhead	
Hull Insurance	
War Risk Insurance	
Employee Incentives	
Property Taxes	
Depreciation	
Management Fee	
General & Administrative	
Airport Overhead	
CAL Fixed Pool of Expenses	
Glycol	
Snow Removal	
De-icing	
Airport Facility Rent	
3rd Party Ground Handling	

Appendix 16a

Pilot Hotel Volume			
Date	**Cost per Contract Hotel Stay**	**Contract Hotel Stays Per Scheduled Block Hour**	**Rate Per Block Hour For Extraordinary Hotel Stays**
Jan-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]		
Feb-06			
Mar-06			
Apr-06			
May-06			
Jun-06			
Jul-06			
Aug-06			
Sep-06			
Oct-06			
Nov-06			
Dec-06			

Appendix 16b

Flight Attendant Hotel Volume			
Date	Cost per Contract Hotel Stay	Contract Hotel Stays Per Scheduled Block Hour	Rate Per Block Hour For Extraordinary Hotel Stays
Jan-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]		
Feb-06			
Mar-06			
Apr-06			
May-06			
Jun-06			
Jul-06			
Aug-06			
Sep-06			
Oct-06			
Nov-06			
Dec-06			

Appendix 18a

Pilot Per Diem		
Date	Amount Payable Per Diem Hour	Per Diem Hours per Scheduled Block Hour
Jan-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Feb-06		
Mar-06		
Apr-06		
May-06		
Jun-06		
Jul-06		
Aug-06		
Sep-06		
Oct-06		
Nov-06		
Dec-06		

Appendix 18b

Flight Attendant Per Diem		
Date	Amount Payable Per Diem Hour	Per Diem Hours per Scheduled Block Hour
Jan-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Feb-06		
Mar-06		
Apr-06		
May-06		
Jun-06		
Jul-06		
Aug-06		
Sep-06		
Oct-06		
Nov-06		
Dec-06		

Appendix 21

Airport Agent Volume Reconciliation						
Date	Amount Payable Per Agent Paid Hour	Agent Paid Hours	Implied Sick Time %	Implied Overtime %	Implied Holiday %	Implied Vacation %
Jan-06						
Feb-06						
Mar-06						
Apr-06						
May-06						
Jun-06						
Jul-06						
Aug-06						
Sep-06						
Oct-06						
Nov-06						
Dec-06						

[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]

Appendix 22

	Reconciliation of Expenses (000's)																	
	B(9)(a)	B(9)(a)	B(9)(a)	B(9)(a)	B(9)(a)	B(9)(a)	B(9)(a)	B(9)(a)	B(9)(a)	B(9)(a)	B(9)(a)	B(9)(a)	B(9)(a)	B(9)(a)	B(9)(a)	B(9)(a)	B(9)(a)	B(9)(a)
Date	(I)	(ii)	(iii)	(iv)	(v)	(v)	(vi)	(vii)	(viii)	(viii)	(viii)	(ix)	(x)	(xi)	(xii)	(xiv)	(xv)	(xvi)
Jan-06																		
Feb-06																		
Mar-06																		
Apr-06																		
May-06																		
Jun-06																		
Jul-06																		
Aug-06																		
Sep-06																		
Oct-06																		
Nov-06																		
Dec-06																		

[CONFIDENTIAL MATERIAL OMITTED
AND FILED SEPARATELY
WITH THE SECURITIES AND
EXCHANGE COMMISSION
PURSUANT TO A REQUEST
FOR CONFIDENTIAL TREATMENT]

Appendix 22a

First Implied Rates			Second Implied Rates		Third Implied Expenses (000's)
Date	RJ135	RJ145	RJ135	RJ145	
Jan-06					
Feb-06					
Mar-06					
Apr-06					
May-06					
Jun-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]				
Jul-06					
Aug-06					
Sep-06					
Oct-06					
Nov-06					
Dec-06					

Appendix 22b

Fourth Implied Rates		
Date	RJ135	RJ145
Benchmark SL		
Jan-06		
Feb-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Mar-06		
Apr-06		
May-06		
Jun-06		
Jul-06		
Aug-06		
Sep-06		
Oct-06		
Nov-06		
Dec-06		

Appendix 22c

Fifth Implied Rates		
Date	**RJ135**	**RJ145**
Benchmark SL		
Jan-06		
Feb-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Mar-06		
Apr-06		
May-06		
Jun-06		
Jul-06		
Aug-06		
Sep-06		
Oct-06		
Nov-06		
Dec-06		

Appendix 22d

Sixth Implied Rates		
Date	**RJ135**	**RJ145**
Jan-06		
Feb-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Mar-06		
Apr-06		
May-06		
Jun-06		
Jul-06		
Aug-06		
Sep-06		
Oct-06		
Nov-06		
Dec-06		

Appendix 23


[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]

Cost Difference =

Appendix 24

Charter Flying		
Date	RJ135	RJ145
Jan-06		
Feb-06		
Mar-06		
Apr-06		
May-06		
Jun-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Jul-06		
Aug-06		
Sep-06		
Oct-06		
Nov-06		
Dec-06		

Appendix 25

Appendix 25 Rates		
Date	A	B
Jan-06		
Feb-06		
Mar-06		
Apr-06		
May-06		
Jun-06	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	
Jul-06		
Aug-06		
Sep-06		
Oct-06		
Nov-06		
Dec-06		

Appendix 26

Performance Period General Ledger Accounts	
Account #	**XJT Account Name**
1	
2	
3	
4	
5	
6	
7	
8	
9	
10	
11	

[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]